EXHIBIT 99.1

Asx Announcement

(ASX: NVX)

NOVONIX Announces Intended Location for New Synthetic Graphite Manufacturing Plant in the Enterprise South Industrial Park in Chattanooga, Tennessee

BRISBANE, AUSTRALIA, January 7, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, announced today the intention to enter a purchase and sale agreement with the City of Chattanooga, Tennessee and Hamilton County, Tennessee for the land to be used for NOVONIX’s second mass production plant, NOVONIX Enterprise South. The execution of the purchase and sale agreement is subject to approvals of the City of Chattanooga and Hamilton County, and the closing of the transaction will be subject to the satisfaction of certain conditions to be specified in the purchase and sale agreement.

Dr. Chris Burns, CEO of NOVONIX, said: “We are thrilled to be announcing this next step in our further expansion in Chattanooga. We have worked closely with the city, county and state over the past seven years of operations in Chattanooga and they have been great partners in supporting our growth plans. Securing this new site for our expansion is a continued example of that partnership. We have signed binding offtake agreements to supply synthetic graphite to Panasonic Energy,1 Stellantis,2 and PowerCo,3 which has our Riverside facility at capacity, and we’re looking forward to opening our doors at Enterprise South.”

Located in the Enterprise South Industrial Park, NOVONIX Enterprise South is expected to reach full production capacity of 31,500 tonnes per annum (“tpa”) by the end of 2028 and is anticipated to create 500 full-time jobs. The facility, together with NOVONIX’s existing

1 Panasonic Energy and NOVONIX Sign Binding Off-Take Agreement - NOVONIX

2 NOVONIX and Stellantis Sign Binding Offtake Agreement - NOVONIX

3 NOVONIX and PowerCo SE Sign Binding Offtake Agreement - NOVONIX

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

20,000 tpa facility at Riverside in Chattanooga, is planned to bring the Company’s total production capacity to over 50,000 tpa by 2028.

Tim Kelly, Mayor of Chattanooga, said: "This investment by NOVONIX shows that Chattanooga has the talent and the business environment to lead in the green economy. The city and our partners are committed to working with the company as they bring this new site online."

Weston Wamp, Mayor of Hamilton County, said: “NOVONIX is wise to again bet on Hamilton County and our people as they forge the future of battery technology. From our earliest discussions with the leadership of NOVONIX, they were supportive of our vision to create career opportunities for Hamilton County students, which will be made possible through this investment.”

On 16 December 2024, the Company announced a conditional commitment from the U.S. Department of Energy (“DOE”) through the Loan Programs Office (“LPO”) for a direct loan of up to US$754.8 million ($692 million in principal and $62.8 million in capitalized interest).4 The loan is to be applied towards partially financing the proposed Enterprise South facility and is being offered under the DOE LPO’s Advanced Technology Vehicle Manufacturing program.

NOVONIX’s Riverside facility, also located in Chattanooga, is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. It is slated to begin commercial production later this year, with plans to grow output to 20,000 tpa to meet current customer commitments. Previously, the Company announced that the DOE’s Office of Manufacturing and Energy Supply Chains (“MESC”) awarded the Company a US$100 million grant5 and that it was selected for a US$103 million investment tax credit6 towards the funding of the Riverside facility.

4 NOVONIX Offered Conditional Commitment for US$754 Million Loan from the U.S. Department of Energy for New Synthetic Graphite Manufacturing Plant in Tennessee - NOVONIX

5 NOVONIX Finalizes US$100 Million Grant Award from U.S. Department of Energy - NOVONIX

6 U.S. Government Selects NOVONIX to Receive US$103 Million in Qualifying Advanced Energy Project Tax Credits - NOVONIX

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

Adam Myers, VP Economic Development for the Chattanooga Area Chamber of Commerce, said: “NOVONIX is a forward-thinking company. Their choice of location underscores that fact, proving that Chattanooga is an ideal location for future-focused businesses. We are excited to take this next step with Novonix and thank all of our partners who have been involved in bringing this opportunity to Chattanooga."

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our anticipated production capacity and commencement of commercial production at our Riverside facility and the planned Enterprise South facility, our plans to purchase property

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

for and build the new production facility, and our efforts to finance this new production facility with a loan from the LPO.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government support, including the DOE MESC grant and, if a definitive agreement is executed and the loan is funded, the LPO loan, our ability to satisfy the conditions precedent to our entering into definitive loan documents and to the DOE’s funding the LPO loan and, if the loan is obtained, our ability to comply with the restrictions and obligations under the loan documents, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com